UNITED STATES OF AMERICA

BEFORE THE

U.S. SECURITIES AND EXCHANGE COMMISSION

File No. 812-15165

Second amended and restated application for an order under section 6(c) of the Investment Company Act of 1940 (“Act”) for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and Rule 22c-1 under the Act, and under Sections 6(c) and 17(b) of the Act for exemptions from Sections 17(a)(1) and 17(a)(2) of the Act

In the Matter of

The RBB Fund, Inc.

615 East Michigan Street

Milwaukee, WI 53202

Red Gate Advisers, LLC

Herald Investment Marketing, LLC

Gateway Corporate Center, Ste 216

223 Wilmington West Chester Pike

Chadds Ford, PA 19317

Please send all communications regarding this Application to:

Craig A. Urciuoli

Red Gate Advisers, LLC

Gateway Corporate Center, Ste 216

223 Wilmington West Chester Pike

Chadds Ford, PA 19317

With a copy to:

Michael W. Mundt

Stradley Ronon Stevens & Young, LLP

2000 K Street, N.W., Ste 700

Washington, DC 20006-1871

Page 1 of 13 sequentially numbered pages (including exhibits)

As filed with the U.S. Securities and Exchange Commission on January 15, 2021

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

In the Matter of

The RBB Fund, Inc.

615 East Michigan Street

Milwaukee, WI 53202

Red Gate Advisers, LLC

Herald Investment Marketing, LLC

Gateway Corporate Center, Ste 216

223 Wilmington West Chester Pike

Chadds Ford, PA 19317

File No. 812-15165

Second amended and restated application for an order under Section 6(c) of the Investment Company Act of 1940 (“Act”) for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and Rule 22c-1 under the Act, and under Sections 6(c) and 17(b) of the Act for exemptions from Section 17(a) of the Act

I.	SUMMARY OF APPLICATION

In this application, as amended, The RBB Fund, Inc. (“Company”), Red Gate Advisers, LLC (“Adviser”), and Herald Investment Marketing, LLC (“Distributor”) (together, the “Applicants”) apply for and request an order under Section 6(c) of the Investment Company Act of 1940, as amended (the “Act”), for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and Rule 22c-1 under the Act, and under Sections 6(c) and 17(b) of the Act for exemptions from Section 17(a)(1) and 17(a)(2) of the Act (“Order”). Except as noted herein, the Order would be subject to the same terms and conditions contained in a previous order, as may be amended from time to time, issued by the U.S. Securities and Exchange Commission (“Commission”) to permit the operations of Shielded Alpha® ETFs (“Reference Order”), which terms and conditions are hereby incorporated by reference into this Order.1

Applicants request that the relief apply to the Shielded Alpha® ETF listed in Appendix A (the “Initial Fund”) and to any other existing or future registered open-end management investment company or series thereof that (a) is advised by the Adviser or any entity controlling, controlled by, or under common control with the Adviser (any such entity included in the term “Adviser”), (b) operates as a Shielded Alpha® ETF as described in the Reference Order, and (c) complies with the terms and conditions of the Order and the terms and conditions of the Reference Order that are incorporated by reference herein (each such company or series and Initial Fund, a “Fund”).2

[1]	Blue Tractor ETF Trust and Blue Tractor Group, LLC, Investment Company Act Rel. Nos. 33682 (Nov. 14, 2019) (notice) and 33710 (Dec. 10, 2019) (order). Applicants are not seeking relief under Section 12(d)(1)(J) of the Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act (the “Section 12(d)(1) Relief”), and relief under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act relating to the Section 12(d)(1) Relief, as granted in Reference Order. Accordingly, to the extent the terms and conditions of the Reference Order relate to such relief, they are not incorporated by reference herein.
[2]	All entities that currently intend to rely on the Order are named as applicants. Any other entity that relies on the Order in the future will comply with the terms and conditions of the Order and the terms and conditions of the Reference Order that are incorporated by reference herein.

No form having been specifically prescribed for this application, Applicants proceed under rule 0-2 under the Act.

II.	APPLICANTS

A.	The Company

The Company is a corporation organized under the laws of Maryland and will consist of one or more series operating as Shielded Alpha® ETFs. The Company is registered with the Commission as an open-end management investment company under the Act.

B.	The Adviser

The Adviser will be the investment adviser to the Initial Fund. The Adviser is a Pennsylvania limited liability company with its principal place of business in Chadds Ford, Pennsylvania. The Adviser and any other Adviser will be registered as an “investment adviser” under section 203 of the Investment Advisers Act of 1940, as amended (the “Advisers Act”). The Adviser has entered into a licensing agreement with Blue Tractor Group LLC, or an affiliate thereof, in order to offer Shielded Alpha® ETFs.3

Subject to approval by the Fund’s board of directors, the Adviser will serve as investment adviser to the Funds. The Adviser may enter into subadvisory agreements with other investment advisers to act as subadvisers with respect to Funds (“Subadvisers”). Any Subadviser to a Fund will be registered with the Commission as an investment adviser under Section 203 of the Advisers Act.

C.	The Distributor

The Distributor is a Pennsylvania limited liability company and a broker-dealer registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and will act as the principal underwriter of shares of the Funds (“Shares”). Applicants request that the relief requested in this application apply to any distributor of Shares, whether affiliated or unaffiliated with the Adviser and/or Subadviser. Any distributor will comply with the terms and conditions of this application and be registered under the Exchange Act as a broker-dealer. The distributor will distribute Shares on an agency basis.

[3]	Various aspects of the Shielded Alpha® ETFs are the subject of pending patent applications.

III.	REQUEST FOR RELIEF

Applicants agree that the relief requested under the Order will be subject to the same terms and conditions of the same relief under the Reference Order. For the reasons stated in the Reference Order, Applicants believe that:

• With respect to the relief requested pursuant to Section 6(c), the relief is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act; and

• With respect to the relief requested pursuant to Section 17(b), the proposed transactions are reasonable and fair and do not involve overreaching on the part of any person concerned, and are consistent with the policies of each registered investment company concerned and with the general purposes of the Act.

IV.	NAMES AND ADDRESSES

Pursuant to Rule 0-2(f) under the Act, Applicants state that their addresses are as indicated on the first page of this application. Applicants further state that all written or oral communications concerning this application should be directed to the persons listed on the first page.

V.	PROCEDURAL MATTERS, CONCLUSION AND SIGNATURES

Applicants file this application in accordance with Rule 0-2 under the Act. Applicants have attached the required verifications to the application. In accordance with Rule 0-2(c) under the Act, Applicants state that all actions necessary to authorize the execution and filing of this application have been taken, and the persons signing and filing this document are authorized to do so on behalf of the Applicants. In the case of the Company, the relevant resolutions authorizing the filing are attached as Appendix B. In accordance with Rule 0-5 under the Act, Applicants request that the Commission issue the Order without holding a hearing.

Based on the facts, analysis and conditions in the application, Applicants respectfully request that the Commission issue the Order under sections 6(c) and 17(b) of the Act granting the relief requested by this application.

The RBB Fund, Inc.

By:	/s/ Salvatore Faia

Name:	Salvatore Faia
Title:	President

Red Gate Advisers, LLC

By:	/s/ Craig A. Urciuoli

Name:	Craig A. Urciuoli
Title:	President

Herald Investment Marketing, LLC

By:	/s/ John Brett

Name:	John Brett
Title:	President

Authorization of
The RBB Fund, Inc.

In accordance with Rule 0-2(c), the undersigned states that all actions necessary to authorize the execution and filing of this application by The RBB Fund, Inc. have been taken, and that as President thereof, he is authorized to execute and file the same on behalf of The RBB Fund, Inc. and all actions necessary to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument and its contents, and that the facts therein set forth are true to the best of his knowledge, information and belief.

The RBB Fund, Inc.

By:	/s/ Salvatore Faia
Name:	Salvatore Faia
Title:	President

Authorization of
Red Gate Advisers, LLC

In accordance with Rule 0-2(c), the undersigned states that all actions necessary to authorize the execution and filing of this application by Red Gate Advisers, LLC have been taken, and that as the President thereof, he is authorized to execute and file the same on behalf of Red Gate Advisers, LLC and all actions necessary to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument and its contents, and that the facts therein set forth are true to the best of his knowledge, information and belief.

Red Gate Advisers, LLC

By:	/s/ Craig A. Urciuoli
Name:	Craig A. Urciuoli
Title:	President

Authorization of
Herald Investment Marketing, LLC

In accordance with Rule 0-2(c), the undersigned states that all actions necessary to authorize the execution and filing of this application by Herald Investment Marketing, LLC have been taken, and that as the President thereof, he is authorized to execute and file the same on behalf of Herald Investment Marketing, LLC and all actions necessary to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument and its contents, and that the facts therein set forth are true to the best of his knowledge, information and belief.

Herald Investment Marketing, LLC

By:	/s/ John Brett
Name:	John Brett
Title:	President

Verification of
The RBB Fund, Inc.

In accordance with Rule 0-2(d) under the Act, the undersigned states that he has duly executed the attached application dated January 15, 2021 for, and on behalf of, The RBB Fund, Inc.; that he is President of such entity; and that all actions necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

The RBB Fund, Inc.

By:	/s/ Salvatore Faia
Name:	Salvatore Faia
Title:	President

Verification of
Red Gate Advisers, LLC

In accordance with Rule 0-2(d) under the Act, the undersigned states that he has duly executed the attached application dated January 15, 2021 for, and on behalf of, Red Gate Advisers, LLC; that he is the President of such company; and that all actions necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

Red Gate Advisers, LLC

By:	/s/ Craig A. Urciuoli
Name:	Craig A. Urciuoli
Title:	President

Verification of
Herald Investment Marketing, LLC

In accordance with Rule 0-2(d) under the Act, the undersigned states that he has duly executed the attached application dated January 15, 2021 for, and on behalf of, Herald Investment Marketing, LLC; that he is the President of such entity; and that all actions necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

Herald Investment Marketing, LLC

By:	/s/ John Brett
Name:	John Brett
Title:	President

APPENDIX A

The Initial Funds

Stance Equity ESG Large Cap Core ETF: The Fund’s investment objective is capital appreciation. The Fund will primarily invest in U.S. publicly traded equity securities.

APPENDIX B

Resolutions of the Board of The RBB Fund, Inc.

RESOLVED, that the officers of the Company are hereby authorized to prepare and file with the Securities and Exchange Commission an application for an exemptive order, and any and all amendments thereto, pursuant to Section 6(c) of the Investment Company Act of 1940 (“Act”) for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and Rule 22c-1 under the Act, and under Sections 6(c) and 17(b) of the Act for exemptions from Section 17(a) of the Act, and under Section 12(d)(1)(J) of the Act for exemptions from Sections 12(d)(1)(A) and (B) of the Act; and further

RESOLVED, that each of the officers of the Company is hereby authorized and directed to take any and all actions in accordance with the respective duties of each, including without limitation, making, executing, acknowledging and delivering all documents, and paying all necessary fees and expenses, as in any such officer’s judgment may be necessary or advisable in order to carry out the purposes of the foregoing resolutions, the authority granted hereby to be conclusively evidenced by the taking of such action or the execution and delivery of any such document.